UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number: 001-42877

LEIFRAS Co., Ltd.

(Translation of registrant’s name into English)

Ebisu Garden Place Tower Floor 17
4-20-3, Ebisu, Shibuya-ku
Tokyo, Japan
+81-3-6451-1341

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Closing of Stock Transfer in Respect of SWIFT JAPAN Co., Ltd.

On July 1, 2026, LEIFRAS Co., Ltd. (the “Company”) completed a stock transfer (the “Stock Transfer”) pursuant to that certain Stock Transfer Agreement dated June 23, 2026 (the “Stock Transfer Agreement”) with an individual (the “Seller”) in respect of SWIFT JAPAN Co., Ltd. (the “Target Company”), a Japanese corporation. In connection with the Stock Transfer, the Company paid the transaction consideration to the Seller in cash and acquired all rights, title, and interests in and to the Target Company’s issued and outstanding shares, free and clear of all liens and encumbrances. The Company has commenced operations of the Target Company’s childcare businesses.

The foregoing description of the Stock Transfer Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Stock Transfer Agreement, which was filed as Exhibit 10.1 to the Company’s Form 6-K dated June 23, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEIFRAS Co., Ltd.

Date: July 1, 2026	By:	/s/ Kiyotaka Ito
	Name:	Kiyotaka Ito
	Title:	Representative Director and Chief Executive Officer

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